================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                   FORM 11-K

                             ---------------------
(MARK ONE)

/X/   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
       SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1993

                                       OR

/ /   TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
       SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                       FOR THE TRANSITION PERIOD FROM

                  ----------------------------------------

                                     TO

                  ----------------------------------------

                       COMMISSION FILE NUMBER 1-6098

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            DANIEL INDUSTRIES, INC.
                         EMPLOYEES' PROFIT SHARING AND
                                  SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            DANIEL INDUSTRIES, INC.
                              9753 PINE LAKE DRIVE
                              HOUSTON, TEXAS 77055


================================================================================

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          DANIEL INDUSTRIES, INC.
                                          EMPLOYEES' PROFIT SHARING
                                            AND SAVINGS PLAN

                                        By  /s/  LARRY G. IRVING
                                            ______________________________________
                                            Larry G. Irving
Date January 11, 1994                       Member of the Administrative Committee

                                        By  /s/  BELA VACZI
                                            ______________________________________
                                            Bela Vaczi
Date January 11, 1994                       Member of the Administrative Committee

                                        By  /s/  MICHAEL R. YELLIN
                                            ______________________________________
                                            Michael R. Yellin
Date January 11, 1994                       Member of the Administrative Committee

                       REPORT OF INDEPENDENT ACCOUNTANTS

TO THE MEMBERS AND ADMINISTRATIVE COMMITTEE
OF THE DANIEL INDUSTRIES, INC.
EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

In our opinion, the accompanying statements of financial condition and the related statements of income and changes in plan equity present fairly, in all material respects, the financial position of the Daniel Industries, Inc. Employees' Profit Sharing and Savings Plan at September 30, 1993 and 1992, and the results of its operations and the changes in its plan equity for each of the three years in the period ended September 30, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's Administrative Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the accompanying Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICE WATERHOUSE

Houston, Texas
December 20, 1993

                            DANIEL INDUSTRIES, INC.
                   EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

                        STATEMENT OF FINANCIAL CONDITION

                                                     SEPTEMBER 30, 1993
                        ----------------------------------------------------------------------------
                                       FIXED                                DISCRETIONARY
                         EQUITY       INCOME        CASH        COMPANY       EMPLOYER
                         ASSETS       ASSETS      EQUIVALENTS    STOCK      CONTRIBUTION
                          FUND         FUND         FUND         FUND         ACCOUNT       TOTAL
                        ---------    ---------    ---------    ---------    ----------    ----------
        ASSETS
Investments at fair
  market value:
  Daniel Industries,
     Inc. common stock
     (456,416 shares
     at cost of
     $2,175,681)......  $      --    $      --    $      --    $2,467,039    $4,436,253    $6,903,292
  Cash equivalents
     (cost is
     equivalent to
     market value)....      71,192      244,423    1,335,963       13,352       254,879     1,919,809
  Fixed income assets
     (cost of
     $12,537,176).....          --    2,368,875           --           --    12,327,260    14,696,135
  Equity assets (cost
     of $9,059,536)...   2,846,913           --           --           --     8,297,400    11,144,313
                         ---------    ---------    ---------    ---------    ----------    ----------
Total investments at
  fair market value...   2,918,105    2,613,298    1,335,963    2,480,391    25,315,792    34,663,549
Employee contributions
  receivable..........      37,775       32,843       18,113       12,083            --       100,814
Employer contributions
  receivable..........          --           --           --       21,276       765,000       786,276
Accrued interest and
  dividends...........       2,214       41,118        3,430           16       212,050       258,828
                        ----------   ----------   ----------   ----------   -----------   -----------
          Total assets  $2,958,094   $2,687,259   $1,357,506   $2,513,766   $26,292,842   $35,809,467
                        ----------   ----------   ----------   ----------   -----------   -----------
                        ----------   ----------   ----------   ----------   -----------   -----------
     PLAN EQUITY
Plan equity...........  $2,958,094   $2,687,259   $1,357,506   $2,513,766   $26,292,842   $35,809,467
                        ----------   ----------   ----------   ----------   -----------   -----------
                        ----------   ----------   ----------   ----------   -----------   -----------

    The accompanying notes are an integral part of the financial statements.

                            DANIEL INDUSTRIES, INC.
                   EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

                        STATEMENT OF FINANCIAL CONDITION

                                                     SEPTEMBER 30, 1992
                        ----------------------------------------------------------------------------
                                       FIXED                                DISCRETIONARY
                         EQUITY       INCOME        CASH        COMPANY       EMPLOYER
                         ASSETS       ASSETS     EQUIVALENTS     STOCK      CONTRIBUTION
                          FUND         FUND         FUND         FUND         ACCOUNT       TOTAL
                        ---------    ---------    ---------    ---------    ----------    ----------
        ASSETS
Investments at fair
  market value:
  Daniel Industries,
     Inc. common stock
     (455,223 shares
     at cost of
     $2,154,826)......  $      --    $      --    $      --    $1,963,244    $3,556,335     5,519,579
  Cash equivalents
     (cost is
     equivalent to
     market value)....     140,188      234,687    1,426,403          141        36,643     1,838,062
  Fixed income assets
     (cost of
     $12,902,760).....          --    1,901,771           --           --    12,538,929    14,440,700
  Equity assets (cost
     of $7,761,916)...   2,343,719           --           --           --     8,424,037    10,767,756
                        ----------   ----------   ----------   ----------   -----------   -----------
Total investments at
  fair market value...   2,483,907    2,136,458    1,426,403    1,963,385    24,555,944    32,566,097
Employee contributions
  receivable..........      33,247       28,085       19,171       13,423            --        93,926
Employer contributions
  receivable.......             --           --           --       19,836       800,000       819,836
Receivables from sales
  of securities.......      58,319           --           --           --       238,537       296,856
Accrued interest,
  dividends and other
  receivables.........       3,760       35,179        3,916           82       247,238       290,175
                        ----------   ----------   ----------   ----------   -----------   -----------
      Total assets....  $2,579,233   $2,199,722   $1,449,490   $1,996,726   $25,841,719   $34,066,890
                        ----------   ----------   ----------   ----------   -----------   -----------
                        ----------   ----------   ----------   ----------   ----------    -----------
     PLAN EQUITY
Plan equity...........  $2,579,233   $2,199,722   $1,449,490   $1,996,726   $25,841,719   $34,066,890
                        ----------   ----------   ----------   ----------   -----------   -----------
                        ----------   ----------   ----------   ----------   -----------   -----------

       The accompanying notes are an integral part of the financial statements.

                            DANIEL INDUSTRIES, INC.
                   EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY

                                            FISCAL YEAR ENDED SEPTEMBER 30, 1993
                        ----------------------------------------------------------------------------
                                      FIXED                                DISCRETIONARY
                         EQUITY       INCOME       CASH        COMPANY      EMPLOYER
                         ASSETS       ASSETS     EQUIVALENTS    STOCK     CONTRIBUTION
                          FUND         FUND        FUND         FUND        ACCOUNT        TOTAL
                       ----------   ---------    ---------    ---------    ----------    ----------
Investment income:
 Cash dividends on
  Daniel Industries,
  Inc. common stock..  $       --   $       --   $       --   $   29,467   $    52,795   $    82,262
 Other cash
  dividends..........      29,439           --           --           --        99,296       128,735
 Interest............       5,521      160,710       45,681        1,500       921,384     1,134,796
                       ----------   ----------   ----------   ----------   -----------   -----------
    Net investment
     income..........      34,960      160,710       45,681       30,967     1,073,475     1,345,793
Net realized gain on
  sale of
  investments:
  Daniel Industries,
     Inc. common
     stock...........          --           --           --       12,650            --        12,650
  Other
     investments.....      66,562           --           --           --     1,335,643     1,402,205
Unrealized
  appreciation
  (depreciation) of:
  Daniel Industries,
     Inc. common
     stock...........          --           --           --      482,940       879,918     1,362,858
  Other
     investments.....      42,394      111,385           --           --      (453,823)     (300,044)
                       ----------   ----------   ----------   ----------   -----------   -----------
          Total......     143,916      272,095       45,681      526,557     2,835,213     3,823,462
Contributions:
  Participating
     employees.......     448,131      367,700      220,537      150,805            --     1,187,173
  Participating
     employers.......          --           --           --      250,159       765,000     1,015,159
  Rollover from
     qualifed plan...       4,647        9,293        4,647           --            --        18,587
Member
  distributions......    (296,705)    (307,270)    (279,639)    (269,100)   (3,149,090)   (4,301,804)
Member account
  transfers among
  funds..............      78,872      145,719      (83,210)    (141,381)           --            --
Plan equity at
  beginning of
  period.............   2,579,233    2,199,722    1,449,490    1,996,726    25,841,719    34,066,890
                       ----------   ----------   ----------   ----------   -----------   -----------
Plan equity at end of
  period.............  $2,958,094   $2,687,259   $1,357,506   $2,513,766   $26,292,842   $35,809,467
                       ----------   ----------   ----------   ----------   -----------   -----------
                       ----------   ----------   ----------   ----------   -----------   -----------

    The accompanying notes are an integral part of the financial statements.

                            DANIEL INDUSTRIES, INC.
                   EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY

                                            FISCAL YEAR ENDED SEPTEMBER 30, 1992
                        ----------------------------------------------------------------------------
                                       FIXED                               DISCRETIONARY
                         EQUITY       INCOME        CASH        COMPANY      EMPLOYER
                         ASSETS       ASSETS      EQUIVALENTS    STOCK     CONTRIBUTION
                          FUND         FUND         FUND         FUND        ACCOUNT        TOTAL
                        ---------    ---------    ---------    ---------    ----------    ----------
Investment income:
  Cash dividends on
     Daniel Industries,
     Inc. common
     stock...........  $       --   $       --   $       --   $   28,439   $    52,796   $    81,235
  Other cash
     dividends.......      27,214           --           --           --        99,921       127,135
  Interest...........       7,941      129,694       62,333        2,352       996,488     1,198,808
                       ----------   ----------   ----------   ----------   -----------   -----------
       Net investment
        income.......      35,155      129,694       62,333       30,791     1,149,205     1,407,178
Net realized gain on
  sale of
  investments:
  Daniel Industries,
     Inc. common
     stock...........          --           --           --        1,577            --         1,577
  Other
     investments.....     141,991        1,876           --           --       940,758     1,084,625
Unrealized
  appreciation
  (depreciation) of:
  Daniel Industries,
     Inc. common
     stock...........          --           --           --     (785,873)   (1,503,817)   (2,289,690)
  Other
     investments.....     (33,379)      90,945           --           --       471,727       529,293
                       ----------   ----------   ----------   ----------   -----------   -----------
          Total......     143,767      222,515       62,333     (753,505)    1,057,873       732,983
Contributions:
  Participating
     employees.......     370,512      321,418      242,795      172,237            --     1,106,962
  Participating
     employers.......          --           --           --      235,736       800,000     1,035,736
Member
  reinstatements...          --           --           --           --           786           786
Member
  distributions......     (85,006)     (40,160)    (118,637)    (135,217)   (1,767,939)   (2,146,959)
Member account
  transfers among
  funds..............     (21,317)     219,254     (115,285)     (82,652)           --            --
Transfer from other
  plan...............          --           --           --           --    25,750,999    25,750,999
Plan equity at
  beginning of
  period.............   2,171,277    1,476,695    1,378,284    2,560,127            --     7,586,383
                       ----------   ----------   ----------   ----------   -----------   -----------
Plan equity at end of
  period.............  $2,579,233   $2,199,722   $1,449,490   $1,996,726   $25,841,719   $34,066,890
                       ----------   ----------   ----------   ----------   -----------   -----------
                       ----------   ----------   ----------   ----------   -----------   -----------

    The accompanying notes are an integral part of the financial statements.

                            DANIEL INDUSTRIES, INC.
                   EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY

                                          FISCAL YEAR ENDED SEPTEMBER 30, 1991
                              -------------------------------------------------------------
                                            FIXED
                               EQUITY      INCOME        CASH        COMPANY
                               ASSETS      ASSETS      EQUIVALENTS    STOCK
                                FUND        FUND         FUND         FUND         TOTAL
                             ----------   ---------    ---------    ---------     ---------
Investment income:
  Cash dividends on
     Daniel Industries,
     Inc. common
     stock.................. $       --   $       --   $       --   $   25,288  $    25,288
  Other cash
     dividends.............      24,034           --           --           --       24,034
  Interest.................      10,511      106,271       91,375        5,176      213,333
                             ----------   ----------   ----------   ----------   ----------
       Net investment
        income....               34,545      106,271       91,375       30,464      262,655
Net realized loss on
  sale of
  investments.............      (33,785)          --           --           --      (33,785)
Unrealized
  appreciation
  of:
  Daniel Industries,
       Inc. common
       stock..............           --           --           --       43,417       43,417
  Other
       investments........      632,289       87,028           --           --      719,317
                             ----------   ----------   ----------   ----------   ----------
            Total.........      633,049      193,299       91,375       73,881      991,604
Contributions:
  Participating
    employees............      321,205      264,177      276,215      168,728    1,030,325
  Participating
    employers............           --           --           --      224,621      224,621
Member
  distributions........     (255,823)    (115,188)    (157,473)    (234,008)    (762,492)
Member account
  transfers among
  funds................      (41,108)      13,192      (25,467)      53,383           --
Plan equity at
  beginning of
  period...............    1,513,954    1,121,215    1,193,634    2,273,522    6,102,325
                             ----------   ----------   ----------   ----------   ----------
Plan equity at end of
  period.......           $2,171,277   $1,476,695   $1,378,284   $2,560,127   $7,586,383
                             ----------   ----------   ----------   ----------   ----------
                             ----------   ----------   ----------   ----------   ----------

    The accompanying notes are an integral part of the financial statements.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- PLAN MERGER

     The Daniel Industries, Inc. Employees' Savings Plan (the "Savings Plan") was initially established effective October 1, 1982, as a stock purchase plan and was amended to become a pre-tax savings plan effective April 1, 1984. The Savings Plan was amended from time to time to reflect certain changes in the Internal Revenue Code, as amended (the "Code").

     The Daniel Industries, Inc. Employees' Profit Sharing and Retirement Plan (the "Profit Sharing Plan") was initially established effective September 30, 1953. The Profit Sharing Plan was amended from time to time to reflect certain changes in the Code.

     Effective October 1, 1991, in order to administer more efficiently the benefits provided under the plans, thereby reducing administrative costs, the Profit Sharing Plan was merged into the Savings Plan. As a result of the merger of the former plans, net assets of $25,750,999 were transferred into the Savings Plan. The Savings Plan was thereafter called the Daniel Industries, Inc. Employees' Profit Sharing and Savings Plan (the "Plan").

NOTE 2 -- DESCRIPTION OF THE PLAN

     The following description provides only general information relating to the Plan, following the merger of the plans referred to above, and is qualified by the terms of the Plan. Capitalized terms which are not otherwise defined herein are defined in the Plan. Members should refer to the Summary Plan Description of each of the prior plans or the Plan document for a more complete explanation of the Plan's provisions. The Plan document is controlling at all times.

  Participation

     The Plan is a defined contribution plan in which each employee of Daniel Industries, Inc. (the "Company"), Daniel Flow Products, Inc., Daniel En-Fab Systems, Inc., Daniel Industrial, Inc. (formerly Daniel Bolt & Gasket, Inc. and Daniel Flange Company), Daniel Oil Tools Company and Daniel Valve Company (together with the Company, the "Employers") is initially eligible to participate on the Entry Date (October 1, the first day of the Plan Year) coincident with or next following the date such employee was first employed by an Employer. Effective October 1, 1992, Daniel Flange Company, Inc. and Daniel Bolt and Gasket, Inc. were merged into a new company, Daniel Industrial, Inc. On that date, all employees at Daniel Industrial, Inc. either continued to participate or became eligible to participate in the Plan.

  Contributions

     The Plan provides for Discretionary Employer Contributions in such amount, if any, that shall be determined by the Employers. These contributions are allocated to Active Members in the proportion which the Considered Compensation of each such Member for the Plan Year bears to the total Considered Compensation of all such Members for that Plan Year.

     A summary of Discretionary Employer Contributions for the Plan Year ended September 30, 1993 is as follows:

                                                                           DISCRETIONARY
                                                                             EMPLOYER
                                                                           CONTRIBUTIONS
                                                                             FOR PLAN
                                                                               YEAR
                                                                               ENDED
                                                                            SEPTEMBER 30,
                                     EMPLOYER                                  1993
             -------------------------------------------------------------   --------
             Daniel Industries, Inc. and Daniel Flow Products, Inc........   $495,000
             Daniel Industrial, Inc.......................................     50,000
             Daniel En-Fab Systems, Inc...................................     60,000
             Daniel Valve Company.........................................    160,000
                                                                             --------
                                                                             $765,000
                                                                             --------
                                                                             --------

- ---------------

NOTE: The Discretionary Employer Contributions to the Plan for the Plan Year ended September 30, 1992 and employer contributions to the Profit Sharing Plan for the Plan Year ended September 30, 1991 totalled $800,000 and $800,000, respectively.

     Further, an eligible employee may choose, by completing and returning to the Administrative Committee of the Plan (the "Administrative Committee") a Salary Deferral Agreement, to authorize his Employer to reduce his Considered Compensation by a certain amount and to contribute on his behalf such amount to a trust (the "Trust") created under the Plan. The maximum reduction in compensation that an employee participating in the Plan may elect for contribution to the Plan is determined by the Administrative Committee; the nontaxable portion of each employee's annual salary deferral contribution is limited to the maximum amount permitted by the Secretary of the Treasury ($8,994 for the 1993 calendar year). In addition, such contributions by eligible employees who are "highly compensated employees" (within the meaning of Section 414(q) of the Code) are subject to nondiscrimination limitations that are affected by contributions made by all other eligible employees.

     Employers make contributions ("Salary Deferral Contributions") for each Member employed by such Employer in amounts equal to the amount by which each such Member's Considered Compensation was reduced pursuant to his Salary Deferral Agreement. In addition, each Employer is required to make a matching contribution (an "Employer Matching Contribution") for each Member employed by such Employer in an amount equal to the lesser of 1.5% of such Member's Considered Compensation or 25% of the Salary Deferral Contributions made by such Employer for such Member. Under certain circumstances, a Member may make additional Rollover Contributions and Voluntary Employee Contributions to the Trust. Effective October 1, 1993, the Plan was amended to change the Employer Matching Contribution from the lesser of 1.5% of a Member's Considered Compensation or 25% of the Member's Salary Deferral Contributions, to the lesser of 1.5% of a Member's Considered Compensation or 50% of the Member's Salary Deferral Contributions.

     Salary Deferral Contributions, Employer Matching Contributions and Discretionary Employer Contributions made on behalf of each Member are credited to the Member's Salary Deferral Contribution Account, Employer Matching Contribution Account and Discretionary Employer Contribution Account, respectively. Each of such Accounts reflects the contributions, and the appreciation or depreciation in the value of the Trust Fund, allocated to such Account. A Member's Discretionary Employer Contribution Account, Salary Deferral Contribution Account, Employer Matching Contribution Account,

Rollover Contribution Account and Voluntary Employee Contribution Account are referred to collectively as a Member's Accounts.

     A summary of Members' Salary Deferral Contributions and a summary of Employer Matching Contributions for the Plan Year ended September 30, 1993, 1992 and 1991 are as follows:

                                                               MEMBERS' SALARY DEFERRAL
                                                                   CONTRIBUTIONS FOR
                                                            PLAN YEARS ENDED SEPTEMBER 30,
                                                         -------------------------------------
                       EMPLOYER                            1993          1992          1991
- -------------------------------------------------------  ---------     ---------     ---------
Daniel Industries, Inc................................. $  142,500    $  123,077    $  119,285
Daniel Industrial, Inc.................................     68,256        64,537        76,611
Daniel En-Fab Systems, Inc.............................     69,695        75,086        77,308
Daniel Flow Products, Inc..............................    668,987       604,840       535,239
Daniel Oil Tools Company...............................         --         7,282        22,307
Daniel Valve Company...................................    237,735       232,140       199,575
                                                        ----------    ----------    ----------
                                                        $1,187,173    $1,106,962    $1,030,325
                                                        ----------    ----------    ----------
                                                        ----------    ----------    ----------

                                                                   EMPLOYER MATCHING
                                                                   CONTRIBUTIONS FOR
                                                            PLAN YEARS ENDED SEPTEMBER 30,
                                                         -------------------------------------
                       EMPLOYER                            1993          1992          1991
- -------------------------------------------------------  ---------     ---------     ---------
Daniel Industries, Inc.................................  $  28,932     $  25,309     $  26,689
Daniel Industrial, Inc.................................     15,718        16,138        19,152
Daniel En-Fab Systems, Inc.............................     15,190        16,825        17,751
Daniel Flow Products, Inc..............................    138,244       124,738       111,704
Daniel Oil Tools Company...............................         --         1,821         5,578
Daniel Valve Company...................................     52,075        50,905        43,747
                                                         ---------     ---------     ---------
                                                         $ 250,159     $ 235,736     $ 224,621
                                                         ---------     ---------     ---------
                                                         ---------     ---------     ---------

  Investments

     The Plan provides for assets that are held by the Plan as a result of Discretionary Employer Contributions and Voluntary Employee Contributions to be invested and reinvested in investments specified in the Plan document. The Plan further provides that assets held by the Plan as a result of Salary Deferral Contributions and Rollover Contributions shall be invested and reinvested in one or more of four investment funds: Equity Assets

Fund, Fixed Income Assets Fund, Cash Equivalents Fund and Company Stock Fund. These funds are limited to certain categories of investments specified in the Plan document. The assets in each of these four funds may be held temporarily in cash or cash equivalents. Earnings from investments for each quarter are allocated among the Members' accounts in the proportion which the balance of each Member in each account at the beginning of the quarter bears to the total of all Members' balances in each such account at the beginning of the quarter.

     All amounts allocated to a Member's Employer Matching Contribution Account are invested in the Company Stock Fund. Each Member is required to designate the percentage of his share of Salary Deferral Contributions and Rollover Contributions to be invested in each fund. The percentage to be invested in any fund must be 0%, 25%, 50%, 75% or 100%. A Member has the right to change the percentage of his share of Salary Deferral Contributions to be invested in a particular fund once during any calendar quarter. In addition, a Member has the right to change the percentage of the then present interest in his Salary Deferral Contribution Account and his Rollover Contribution Account that is invested in the respective funds once during any calendar quarter. These rights may be exercised by notifying the Administrative Committee in writing, but need not be exercised simultaneously. Any such change is effective on the first day of the calendar quarter to occur not less than 15 days following receipt of appropriate written instructions by the Administrative Committee.

     As Employer Matching Contributions are allocated to the Company Stock Fund, all Members become participants in such fund. Members may participate in all four funds simultaneously.

  Vesting

     A Member is always 100% vested in all of his Accounts except his Discretionary Employer Contribution Account. For all Members with an employment date which occurred on or before September 30, 1989, the balance in the Discretionary Employer Contribution Account vests with each of the Members in 10% annual increments beginning with such Member's first employment anniversary date and continuing through the fourth employment anniversary date and in 20% annual increments beginning with such Member's fifth employment anniversary date. For all Members with an employment date occurring after September 30, 1989, the balance in the Discretionary Employer Contribution Account vests with each of those Members in 20% annual increments beginning with such Member's third employment anniversary date. Accordingly, in both those cases, Members are fully vested at the end of seven years. A Member's interest in the Discretionary Employer Contribution Account also becomes fully vested upon retirement or upon death or Separation on account of Total and Permanent Disability. Non-vested amounts are forfeited upon termination of employment and are used to restore any accounts required to be restored. Any excess forfeited balances at the end of the Plan Year are allocated to remaining Members on the same basis used to allocate Discretionary Employer Contributions of the Employers as described above.

  Distributions and Withdrawals

     Upon the death, Total and Permanent Disability, or retirement of a Member, or his termination of employment with his Employer, such Member or his validly designated Beneficiary is entitled to the vested interest of the amount in the Member's Accounts as of the end of the calendar quarter immediately following the date of such Member's death, or other Separation.

     Each Member who has completed five years of Vesting Service and who has given written notice to the Administrative Committee may withdraw, as of the end of the calendar quarter next following such notice, a specified amount of his Discretionary Employer Contribution Account, but not in excess of 25% of his vested interest in such account. The number of such withdrawals available to a Member is limited to one, prior to his completion of ten years of Vesting Service, and one subsequent to his completion of ten years of Vesting Service.

     A Member who is suffering a qualifying financial hardship may file a written request with the Administrative Committee to withdraw from his Salary Deferral Contribution Account, Employer Matching Contribution Account and Rollover Contribution Account an amount necessary to ease his hardship. However, a Member is not entitled to make a financial hardship withdrawal of any earnings credited to the Member's Salary Deferral Contribution Account or of any Employer Matching Contributions or earnings credited to the Member's Employer Matching Contribution Account after December 31, 1988.

     A Member who has reached age 60 and has completed 25 years of service may withdraw an amount not in excess of the total balance in his Accounts, determined as of the end of the calendar quarter next following the date on which the written notice of his intent to make such a withdrawal is given to the Administrative Committee. Effective October 1, 1993, the Plan was amended to allow a Member who has reached age 55 and has completed 25 years of service to make one withdrawal of an amount not in excess of the total balance in his Accounts other than his Salary Deferral Contribution Account. Upon reaching age 60 and completing 25 years of service, a Member may make one withdrawal of an amount not in excess of the total balance in his Accounts (exclusive of any Account(s) from which he made a prior withdrawal pursuant to this amendment).

     Subject to the limitations established by Section 401(a)(9) of the Code, distributions are payable in accordance with the Member's choice in cash or in kind, or both, in any one or a combination of the following manners: (i) in one lump sum; or (ii) in substantially equal periodic installments for a specified number of years not to exceed the greater of (a) 25 years or (b) the life expectancy of the Member or the joint and last survivor life expectancy of the Member and his spouse or other Beneficiary or (c) such shorter period as may result from the allocation of losses to his Accounts.

  Trustee and Investment Manager

     The Trustee under the Plan is Wachovia Bank of North Carolina, N.A. The Trustee's duties are to maintain custody of the assets of the Trust Fund, to invest and reinvest the assets of the Trust Fund subject to the instructions of the Administrative Committee, and, in accordance with the provisions of the Plan, to render certain reports to the Administrative Committee. The Trustee is appointed by the Board of Directors of the Company and serves as Trustee under the terms of the agreement relating to the Trust and the Plan until the termination of the Trust, the resignation of the Trustee or the removal of the Trustee by the Board of Directors of the Company. The Trustee has the right to vote the shares of the Company's common stock and other securities held in the Trust Fund, subject to instruction by the Administrative Committee.

     J. & W. Seligman & Co. Incorporated ("Seligman"), the Plan's investment manager, makes investment decisions regarding all of the Plan's investments except the Cash Equivalents Fund, the Company Stock Fund, Daniel Industries, Inc. common stock and cash or cash equivalents. The investment manager is appointed by the Plan's Administrative Committee which reviews its performance. William C. Morris, a member of the Company's Board of Directors, is Chairman of the Board of Directors and President of Seligman.

  Termination of the Plan

     The Company currently intends to continue the Plan indefinitely, but it may terminate the Plan at any time, withdraw from the Plan, or amend it in whole or in part. Any Employer that has adopted the Plan may terminate the Plan with respect to itself by executing and delivering to the Trustee a notice of termination that specifies the date on which the Plan will terminate. If the Plan is terminated, all amounts credited to the Accounts of each Member will be paid to such Member or his Beneficiary after payment of all expenses and adjustments.

NOTE 3 -- SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation of Financial Statements

     The financial statements of the Plan are prepared on the accrual basis of accounting.

  Investments

     Cash equivalents are stated at cost, which approximates market value. All other securities are stated at their quoted market price as of the close of the Plan Year. Any change in the market value of the common stock of the Company and other securities held is recorded in the Statement of Income and Changes in Plan Equity as an increase or decrease in net unrealized appreciation or depreciation at year end. Dividends and interest income are recorded when earned.

  Administrative Expenses

     During the Plan Year ended September 30, 1990, the Company began paying the Plan's Trustee and other administrative expenses.

NOTE 4 -- MEMBER DISTRIBUTION OBLIGATIONS

     During the Plan Year ended September 30, 1992, the Plan changed its method of accounting for pending distribution payments to Members in order to recognize distributions only upon payment. The effect of this change on the Plan's financial statements was not material.

     Obligations for distribution payments to Members are as follows:

                                                                MEMBER DISTRIBUTIONS
                                                                      PAYABLE
                                                                   SEPTEMBER 30,
                                                              ------------------------
                                                                1993            1992
                                                              --------        --------
        Equity Assets Fund..................................  $ 31,501        $ 52,840
        Fixed Income Assets Fund............................    42,403          49,043
        Cash Equivalents Fund...............................    12,808          27,274
        Company Stock Fund..................................    35,175          42,702
        Discretionary Employer Contribution Account.........   617,945         471,813
                                                              --------        --------
                  Total.....................................  $739,832        $643,672
                                                              --------        --------
                                                              --------        --------

     These obligations are reflected as liabilities in the Form 5500 Annual Return/Report of Employee Benefit Plan.

NOTE 5 -- FEDERAL INCOME TAX STATUS

     Management believes that the Plan is qualified under Section 401(a), and, therefore, the trust is exempt from taxation under Section 501(a) of the Code. The Internal Revenue Service granted a favorable letter of determination to the Plan on August 7, 1992. Generally, contributions to a qualified plan are deductible by the Company when made; earnings of the trust are tax exempt and Members are not taxed on their benefits until withdrawn from the Plan and not rolled over into another qualified plan or individual retirement account.

NOTE 6 -- UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS AND REALIZED GAINS (LOSSES) ON SALE OF INVESTMENTS

     Unrealized appreciation (depreciation) of investments and realized gains (losses) on the sale of investments are determined on a historical cost basis. For purposes of presenting such information in the Plan's Form 5500 Annual Return/Report of

Employee Benefit Plan, the current value method is used. Under the current value method, net unrealized appreciation of investments and net realized losses on sale of investments of $3,182,963 and $(725,125), respectively, were incurred during the year ended September 30, 1993, as calculated and provided by the Plan's Trustee.

NOTE 7 - PLAN HOLDINGS WHICH REPRESENT 5% OR MORE OF NET ASSETS

     Investments that represent 5% or more of the Plan's net assets are as follows:

                                                                    SEPTEMBER 30,
                                                                        1993
                                                                    -------------
         Wachovia Bank of North Carolina Short-term Investment
           Fund..................................................    $ 1,919,809
         Daniel Industries, Inc. Common Stock....................      6,903,292
         U.S. Treasury Bonds 8.75% 11/15/08-03*..................      2,713,898
         U.S. Treasury Notes 8.50% 2/15/00.......................      6,236,843

- ---------------

* Maturity date November 15, 2008. Callable on November 15, 2003.

                                                                      SCHEDULE 1
                                                                       (1 of 5)

                            DANIEL INDUSTRIES, INC.

                   EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

               ITEM 27a -- SCHEDULE OF ASSETS HELD FOR INVESTMENT
                            AS OF SEPTEMBER 30, 1993


(a)                             (b)                              (c)           (d)            (e)
- ----  -------------------------------------------------------  --------     ----------     ----------
                                                               DESCRIPTION
                                                                   OF
                                                               INVESTMENT
                                                                INCLUDING
                                                                MATURITY
                                                                 DATE,
                                                                RATE OF
                                                                INTEREST,
                                                                COLLATERAL,
                        IDENTITY OF ISSUE,                       PAR OR
                         BORROWER, LESSOR                       MATURITY                     CURRENT
                         OR SIMILAR PARTY                        VALUE          COST          VALUE
      -------------------------------------------------------  --------     ----------     ----------
      DISCRETIONARY EMPLOYER CONTRIBUTION ACCOUNT
      COMMON STOCKS                                             SHARES
                                                               --------
      American International Group Inc.......................     2,100     $  163,007     $  206,059
      Amoco Corp ............................................     3,000        167,805        173,250
      Baker Hughes Inc ......................................     7,000        163,170        164,500
      Block H&R Inc .........................................     3,000        118,415        114,000
      Century Tel Enterprises Inc ...........................     5,000        147,800        138,125
      Circus Circus Enterprises Inc .........................     5,550        178,254        255,300
      Cisco Systems Inc .....................................     2,500        115,000        125,000
      Coca Cola Co ..........................................     7,000        130,849        295,750
      Comcast Corp ..........................................     5,000        126,130        155,625
      Crown Cork & Seal Inc .................................     3,500        138,830        125,125
 *    Daniel Industries, Inc ................................   293,306        402,513      4,436,253
      E M C Corp Mass .......................................     4,500        144,833        160,313
      Enron Corp ............................................     5,000        145,875        175,000
      First Data Corp .......................................     7,000        167,156        273,000
      Fisher Scientific Intl Inc ............................     5,000        156,170        175,000
      Forest Labs ...........................................     5,000        178,271        187,500
      General Electric Co ...................................     2,000        189,724        191,750
      Gillette Co ...........................................     3,000        171,014        172,500
      Harley Davidson Inc ...................................     5,000        175,801        235,000
      Home Depot Inc ........................................     6,000         69,452        231,000
      Illinois Tool Works Inc ...............................     6,000        188,519        231,750
      Informix Corp .........................................     5,000        110,000        117,500
      Intel Corp ............................................     3,000        169,963        212,250
      International Game Technology .........................     5,500         94,962        219,313
      Interpublic Group Cos Inc .............................     6,000        100,585        186,000
      Keycorp ...............................................     5,000        202,800        189,375
      MCI Communications Corp ...............................     6,000        169,734        165,750
      Microsoft Corp ........................................     2,000        133,000        165,000
      NationsBank Corp ......................................     3,500        171,773        180,250
      Nucor Corp ............................................     6,000        141,910        322,500
      Office Depot ..........................................     7,500        161,458        252,188
      Pitney Bowes Inc ......................................     4,000        161,240        153,000
      Raychem Corp ..........................................     4,000        124,290        170,500
      Reynolds & Reynolds Co ................................     4,500        169,020        177,188
      Schering -- Plough Corp ...............................     2,500        162,650        164,688
      Schlumberger Ltd ......................................     2,000        131,620        133,250
      Service Corp Intl .....................................     5,000        119,050        124,375
      Sigma Aldrich Corp ....................................     3,000         84,032        145,500
      Telephone & Data Systems Inc ..........................     3,000        140,130        158,250

                                                                     SCHEDULE 1
                                                                      (2 of 5)

(a)                             (b)                              (c)                  (d)            (e)
- ----  -------------------------------------------------------  -------------       ----------     ----------
                                                                DESCRIPTION OF
                                                             INVESTMENT INCLUDING
                                                                MATURITY DATE
                        IDENTITY OF ISSUE,                    RATE OF INTEREST,
                         BORROWER, LESSOR                    COLLATERAL, PAR OR                     CURRENT
                         OR SIMILAR PARTY                      MATURITY VALUE          COST          VALUE
      -------------------------------------------------------  --------------       ----------     ----------

      Teleflex Inc ..........................................       5,000           149,675        163,750
      Telefonos De Mexico L ADR .............................       3,500           154,648        177,188
      Time Warner Inc .......................................       3,000           123,555        122,250
      Tyco Labs Inc .........................................       2,500           107,338        108,125
      U S Healthcare Inc ....................................       2,400           120,300        121,800
      United Healthcare Corp ................................       1,600           103,303        109,800
      UST, Inc ..............................................       5,000            69,429        134,375
      Varity Corp ...........................................       4,500           152,708        161,438
      Wheelabrator Technologies Inc .........................      10,000           200,749        176,250
                                                                                 ----------     ----------
            Total Common Stocks .............................                     7,168,510     12,733,653
                                                                                 ----------     ----------


      GOVERNMENT AND GOVERNMENTAL AGENCY BONDS AND NOTES

                                                  DUE          PRINCIPAL                        CURRENT
                                    RATE          DATE          AMOUNT           COST            VALUE
                                    -----     ------------    -----------     -----------     -----------
      U.S. Treasury Bonds.........  8.00%     11/15/21         $  250,000     $   262,418     $   306,602
      U.S. Treasury Bonds.........  8.75%     11/15/08-03       2,000,000       1,995,625       2,467,180
      U.S. Treasury Bonds.........  8.375%    08/15/08-03         500,000         491,094         600,705
      U.S. Treasury Notes.........  8.00%     05/15/01          1,000,000         987,188       1,175,310
      U.S. Treasury Notes.........  7.75%     02/15/01            500,000         507,813         578,280
      U.S. Treasury Notes.........  8.375%    04/15/95            800,000         793,125         854,872
      U.S. Treasury Notes.........  8.50%     02/15/00          4,750,000       4,746,562       5,642,858
      U.S. Treasury Notes.........  7.50%     11/15/01            150,000         152,320         171,843
      U.S. Treasury Notes.........  6.25%     02/15/03            500,000         514,063         529,610
                                                                              -----------     -----------
      Total Government and
      Governmental Agency Bonds
               and Notes..........                                             10,450,208      12,327,260
                                                                              -----------     -----------

      CASH EQUIVALENTS

                                                                 UNITS
                                                              -----------
 *    Wachovia Bank of North Carolina Short-Term
      Investment Fund.....................................     254,879            254,879         254,879
                                                                              -----------     -----------
      Total Discretionary Employer Contribution Account...                    $17,873,597     $25,315,792
                                                                              -----------     -----------
                                                                              -----------     -----------

      EQUITY ASSETS FUND

      COMMON STOCKS                                             SHARES
                                                             -----------
      American International Group Inc ...................         750     $58,218     $73,589
      Amoco Corp .........................................       1,000      55,935      57,750
      Baker Hughes Inc ...................................       2,000      46,620      47,000
      Block H&R Inc ......................................       1,000      39,490      38,000

                                                                     SCHEDULE 1
                                                                      (3 of 5)

(a)                             (b)                              (c)           (d)            (e)
- ----  -------------------------------------------------------  --------     ----------     ----------
                                                               DESCRIPTION
                                                                   OF
                                                               INVESTMENT
                                                               INCLUDING
                                                               MATURITY
                                                                 DATE,
                                                                RATE OF
                                                               INTEREST,
                                                               COLLATERAL,
                        IDENTITY OF ISSUE,                      PAR OR
                         BORROWER, LESSOR                       MATURITY                    CURRENT
                         OR SIMILAR PARTY                        VALUE         COST          VALUE
      -------------------------------------------------------  --------     ----------     ----------
      Century Tel Enterprises Inc ...........................     1,700         50,252         46,964
      Circus Circus Enterprises Inc .........................     1,800         57,051         82,800
      Cisco Systems Inc. ....................................       900         41,400         45,000
      Coca Cola Co ..........................................     2,200         38,429         92,950
      Comcast Corp ..........................................     2,000         50,250         62,250
      Crown Cork & Seal Inc .................................     1,500         59,435         53,625
      Dillard Dept Stores Inc................................     1,800         40,031         64,800
      E M C Corp Mass........................................     1,500         43,775         53,438
      Enron Corp.............................................     2,000         58,350         70,000
      First Data Corp........................................     2,000         47,759         78,000
      Fisher Scientific Intl Inc ............................     1,500         46,762         52,500
      Forest Labs............................................     2,000         71,240         75,000
      General Electric Co ...................................       600         56,917         57,525
      General Re Corp........................................       400         51,824         49,200
      Harley Davidson Inc ...................................     1,500         52,757         70,500
      Home Depot Inc ........................................     2,300         27,182         88,550
      Illinois Tool Works Inc................................     2,000         63,746         77,250
      Informix Corp .........................................     2,000         41,000         47,000
      Intel Corp.............................................     1,000         56,845         70,750
      International Game Technology .........................     2,000         34,636         79,750
      Interpublic Groups Cos Inc ............................     2,000         44,580         62,000
      Keycorp................................................     1,400         56,784         53,025
      MCI Communications Corp................................     2,000         56,578         55,250
      Microsoft Corp ........................................       500         33,250         41,250
      NationsBank Corp.......................................     1,000         49,060         51,500
      Nucor Corp.............................................     2,400         56,742        129,000
      Office Depot Inc.......................................     2,250         48,437         75,656
      Pitney Bowes Inc.......................................     1,400         56,434         53,550
      Raychem Corp ..........................................     1,300         42,561         55,413
      Reynolds & Reynolds Co.................................     1,500         56,340         59,063
      Schering - Plough Corp. ...............................       900         58,554         59,288
      Schlumberger Ltd.......................................       700         36,991         46,638
      Service Corp Intl......................................     1,800         42,858         44,775
      Sigma Aldrich Corp ....................................     1,200         32,063         58,200
      Telephone & Data Systems Inc ..........................     1,300         52,728         68,575
      Teleflex Inc ..........................................     2,000         62,620         65,500
      Telefonos De Mexico L ADR .............................     1,000         45,660         50,625
      Time Warner Inc........................................     1,000         41,183         40,750
      United Healthcare Corp. ...............................       600         38,739         41,175
      UST Inc................................................     1,500         25,191         40,313
      U.S. Healthcare Inc ...................................       900         45,113         45,675
      Varity Corp............................................     1,500         50,903         53,813
      Wheelabrator Technologies Inc .........................     3,500         70,266         61,688
                                                                            ----------     ----------
      Total Common Stocks ...................................                2,293,539      2,846,913
                                                                            ----------     ----------

                                                                     SCHEDULE 1
                                                                      (4 of 5)

(a)                             (b)                              (c)           (d)            (e)
- ----  -------------------------------------------------------  --------     ----------     ----------
                                                               DESCRIPTION
                                                                   OF
                                                               INVESTMENT
                                                                INCLUDING
                                                                MATURITY
                                                                  DATE,
                                                                 RATE OF
                                                                INTEREST,
                                                               COLLATERAL,
                        IDENTITY OF ISSUE,                       PAR OR
                         BORROWER, LESSOR                       MATURITY                     CURRENT
                         OR SIMILAR PARTY                        VALUE          COST          VALUE
      -------------------------------------------------------  --------     ----------     ----------

      CASH EQUIVALENTS

                                                                 UNITS
                                                              -----------
 *    Wachovia Bank of North Carolina Short-Term
      Investment Fund.....................................     71,192              71,192          71,192
                                                                              -----------     -----------
      Total Equity Assets Fund............................                    $ 2,364,731     $ 2,918,105
                                                                              -----------     -----------
                                                                              -----------     -----------

       FIXED INCOME ASSETS FUND

      GOVERNMENT AND GOVERNMENTAL AGENCY BONDS AND NOTES

                                                  DUE          PRINCIPAL
                                    RATE          DATE          AMOUNT
                                    -----     ------------    -----------
      U.S. Treasury Bonds.........  7.875%    11/15/07-02      $  100,000     $    99,813     $   115,828
      U.S. Treasury Bonds.........  8.75%     11/15/08-03         200,000         199,563         246,718
      U.S. Treasury Bonds.........  7.50%     11/15/16            250,000         252,016         287,070
      U.S. Treasury Bonds.........  8.00%     11/15/21            100,000         104,969         122,641
      U.S. Treasury Notes.........  8.00%     05/15/01            100,000          98,719         117,531
      U.S. Treasury Notes.........  6.375%    06/30/97            100,000         103,578         106,516
      U.S. Treasury Notes.........  6.25%     02/15/03            200,000         205,625         211,844
      U.S. Treasury Notes.........  8.375%    04/15/95            200,000         199,750         213,718
      U.S. Treasury Notes.........  8.50%     02/15/00            500,000         496,520         593,985
      U.S. Treasury Notes.........  8.50%     03/31/94            175,000         174,883         179,540
      U.S. Treasury Notes.........  7.75%     02/15/01            150,000         151,532         173,484
                                                                              -----------     -----------
      Total Government and
      Governmental
      Agency Bonds and Notes...................                                 2,086,968       2,368,875
                                                                              -----------     -----------

      CASH EQUIVALENTS

                                                                 UNITS
                                                              -----------
 *    Wachovia Bank of North Carolina Short-Term
      Investment Fund.....................................    244,423             244,423         244,423
                                                                              -----------     -----------
      Total Fixed Income Assets Fund......................                    $ 2,331,391     $ 2,613,298
                                                                              -----------     -----------
                                                                              -----------     -----------

      CASH EQUIVALENTS FUND

      CASH EQUIVALENTS

                                                                 UNITS
                                                             -----------
 *    Wachovia Bank of North Carolina Short-Term
      Investment Fund.....................................    1,335,963       $ 1,335,963     $ 1,335,963
                                                                              -----------     -----------
      Total Cash Equivalents Fund.........................                    $ 1,335,963     $ 1,335,963
                                                                              -----------     -----------
                                                                              -----------     -----------

                                                                     SCHEDULE 1
                                                                      (5 of 5)

(a)                             (b)                              (c)           (d)            (e)
- ----  -------------------------------------------------------  --------     ----------     ----------
                                                               DESCRIPTION
                                                                   OF
                                                               INVESTMENT
                                                               INCLUDING
                                                                MATURITY
                                                                 DATE,
                                                                RATE OF
                                                               INTEREST,
                                                              COLLATERAL,
                        IDENTITY OF ISSUE,                     PAR OR
                         BORROWER, LESSOR                      MATURITY                     CURRENT
                         OR SIMILAR PARTY                       VALUE          COST          VALUE
      -------------------------------------------------------  --------     ----------     ----------

      COMPANY STOCK FUND

      COMMON STOCKS

                                                                SHARES
                                                              -----------
 *    Daniel Industries, Inc..............................    163,110         $ 1,773,168     $ 2,467,039
                                                                              -----------     -----------
      Total Common Stocks.................................                      1,773,168       2,467,039
                                                                              -----------     -----------

      CASH EQUIVALENTS

                                                                 UNITS
                                                              -----------
 *    Wachovia Bank of North Carolina Short-Term
      Investment Fund.....................................    13,352               13,352          13,352
                                                                              -----------     -----------
      Total Company Stock Fund............................                    $ 1,786,520     $ 2,480,391
                                                                              -----------     -----------
                                                                              -----------     -----------

      Total Assets Held for Investment Purposes...........                    $25,692,202     $34,663,549
                                                                              -----------     -----------
                                                                              -----------     -----------

* Represents a party in interest.

                                                                      SCHEDULE 2
                            DANIEL INDUSTRIES, INC.

                   EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

                  ITEM 27D-SCHEDULE OF REPORTABLE TRANSACTIONS
                         YEAR ENDED SEPTEMBER 30, 1993

        (a)                 (b)          (c)          (d)        (e)         (f)         (g)        (h)         (i)
- ------------------    -------------  ----------   -----------  -------   ----------  ---------  -----------  ---------

                       DESCRIPTION
                        OF ASSET
                        (INCLUDE
                        INTERST                                                                     CURRENT
                        RATE AND                                           EXPENSES                 VALUE OF
    IDENTITY            MATURITY                                           INCURRED                 ASSET ON
    OF PARTY             IN CASE      PURCHASE      SELLING     LEASE       WITH           COST    TRANSACTION   NET GAIN
    INVOLVED           OF A LOAN)      PRICE         PRICE      RENTAL   TRANSACTION     OF ASSET     DATE       OR (LOSS)
- -------------------  -------------  -----------   -----------  --------  -----------     --------   -----------  ---------
 Wachovia Bank of    Short-Term
   North Carolina     Investment
                      Fund........  $ 8,863,399                                                    $ 8,863,399

 Wachovia Bank of    Short-Term
   North Carolina     Investment
                      Fund........                $ 8,781,652                         $8,781,652   $ 8,781,652

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 2-79399), including all Post-Effective Amendments thereto filed prior to the date of this consent, of Daniel Industries, Inc. of our report dated December 20, 1993 appearing on Page 3 of this Annual Report on Form 11-K.


PRICE WATERHOUSE

Houston, Texas
January 13, 1994